Exhibit 99.1

Vitru Limited

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Vitru Limited (the “Company” or “we”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on April 19, 2024 at 11:00 a.m. (São Paulo time). The EGM will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually. However, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the EGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet as a shareholder, please visit https://web.lumiconnect.com/224321184 and be sure to have the password and control number indicated on your proxy card available. If you wish to attend the meeting as a guest, please visit https://web.lumiconnect.com/224321184 and follow the instructions provided to attend as a guest (note that participants joining via this method will be logged as observers and will not have the ability to vote or participate).

On or about March 15, 2024, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our EGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at https://www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Merger of the Company with and intro Vitru Brazil

As further detailed in the registration statement on Form F-4 (File No. 333-274353) (the “Registration Statement”) filed with the SEC by the Company’s wholly-owned subsidiary, Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”), and made available on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov, our board of directors approved a corporate restructuring proposal, subject to the approval of our shareholders. If approved, the proposal would merge the Company into its wholly-owned subsidiary Vitru Brazil, pursuant to which Vitru Brazil would be the surviving entity and would become the new holding company for the Vitru group (the “Merger”). Pursuant to the Merger and subject to requisite shareholders’ approval, shareholders of the Company will receive four Vitru Brazil common shares (“Vitru Brazil Shares”) for each common share of the Company (“Common Shares”) that they hold, provided however, that each holder of Common Shares will receive, in lieu of Vitru Brazil Shares, four common shares to be represented by American Depositary Shares (“Vitru Brazil ADSs”), each representing one Vitru Brazil Share, for each Common Share that they hold to the extent that they do not make a valid election and take such other necessary steps to receive Vitru Brazil Shares. As such, Vitru Brazil ADSs are the default merger consideration to be issued to holders of Common Shares unless such holders affirmatively elect to receive Vitru Brazil Shares. As a result, the share ownership of Vitru Brazil would be the same as the share ownership in the Company immediately prior to the completion of the transaction. Vitru Brazil intends to list its common shares under the Novo

Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão. If the Merger is completed, the common shares of the Company are expected to be delisted from the Nasdaq Global Select Market and deregistered under the U.S. Securities Exchange Act of 1934, as amended. Vitru Brazil does not intend to list the Vitru Brazil ADSs on any stock exchange and intends to terminate the Vitru Brazil ADS program 60 days after the completion of the Merger.

Record Date, Share Ownership and Quorum

Only the holders of record of our Common Shares as at the close of business on March 8, 2024, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the EGM and any adjournment thereof. No person shall be entitled to vote at the EGM unless it is registered as a shareholder of the Company on the Record Date for the EGM.

As of the close of business on the Record Date, 33,543,107 Common Shares were issued and outstanding. A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote.

Voting and Solicitation

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the EGM. The resolution with respect to Proposal 1 to be put to the vote at the EGM will be approved by special resolution (i.e. a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM). The resolution with respect to Proposal 2 to be put to the vote at the EGM, will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the EGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on April 18, 2024, to ensure your representation at our EGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of EGM and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the EGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the EGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of EGM, which consists of the prospectus included in the Registration Statement, and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the EGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the EGM by submitting a written notice of revocation to our Investor Relations Department at ir@vitru.com.br and juridicosocietario@uniasselvi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the EGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the EGM. If you are not planning to attend in person our EGM, to ensure your representation at our EGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on April 18, 2024.

PROPOSAL 1:

APPROVAL OF THE MERGER PROPOSAL

The Company seeks shareholder authorization, approval and adoption of the Merger and Justification Protocol (the “Merger Protocol”) and the Plan of Merger (the “Plan of Merger” and, together with the Merger Protocol, the “Merger Documents”), each to be entered into by and among Vitru Brazil and the Company, forms of which are included as exhibits to the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or the “SEC,” by Vitru Brazil (File No. 333-274353) (the “Registration Statement”); and shareholder authorization, approval and adoption of the merger of the Company with and into Vitru Brazil (the “Merger”) with Vitru Brazil surviving the Merger, in accordance with the terms and subject to the conditions of the Merger Documents as more fully described in the Registration Statement (the “Merger Proposal”).

Pursuant to the Articles of Association of the Company, such approval requires a special resolution passed by a majority of at least two-thirds of the shareholders voting in person or by proxy at the EGM. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL

PROPOSAL 2

APPROVAL OF THE ADJOURNMENT PROPOSAL

The Company seeks shareholder approval of the adjournment of this EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the other proposal at this EGM (the “Adjournment Proposal”).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL

Company Information

A copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company's website at https://investors.vitru.com.br/.

Other Matters

We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Dated: March 15, 2024

Important Notice Regarding the Availability of Proxy Materials for the Vitru Limited Extraordinary General Meeting to be Held on April 19, 2024

Our proxy statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person.

3	If two or more persons are jointly registered as holders of a Common Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant Common Shares.

4	A shareholder holding more than one Common Share entitled to attend and vote at the EGM need not cast the votes in respect of such Common Shares in the same way on any resolution and therefore may vote a Common Share or some or all such Common Shares either for or against a resolution and/or abstain from voting a Common Share or some or all of the Common Shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a Common Share or some or all of the Common Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

5	No business shall be transacted at the EGM unless a quorum is present. As set out in the Articles of Association of the Company, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all Common Shares in issue and entitled to vote. No person shall be entitled to vote at the EGM unless he is registered as a shareholder of the Company on the record date for the EGM nor unless all calls or other sums presently payable by him in respect of such Common Shares have been paid.